UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 15F


CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 000-30196

                               HALO RESOURCES LTD.
             (Exact name of registrant as specified in its charter)

                           SUITE 1280, 625 HOWE STREET
                  VANCOUVER, BRITISH COLUMBIA, CANADA, V6C 2T6
                               TEL: (604) 484-0068

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           COMMON STOCK, NO PAR VALUE
            (Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:



     Rule 12h-6(a)              [X]       Rule 12h-6(d)                [ ]
     (for equity securities)              (for successor registrants)


     Rule 12h-6(c)              [ ]       Rule 12h-6(i)                [ ]
     (for debt securities)                (for prior Form 15 filers)



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                                     PART I

ITEM 1.  EXCHANGE ACT REPORTING HISTORY

A. Halo Resources Ltd. (the "Company") first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") 60 days after it filed a Form 20-F registration statement with the Securities and Exchange Commission (the "Commission") to register is common shares under Section 12(g) of the Exchange Act. The Form 20-F registration statement was initially filed on July 29, 1999.

B. For the 12 months preceding the filing of this Form 15F, the Company has filed all reports required under section 13(a) or section 15(d) of the Exchange Act and corresponding rules of the Commission including its annual report on Form 20-F for the fiscal year ended August 31, 2006.

ITEM 2.  RECENT UNITED STATES MARKET ACTIVITY

The Company has never sold its securities in the United States in a registered offering under the Securities Act of 1933 (the "Securities Act").

ITEM 3.  FOREIGN LISTING AND PRIMARY TRADING MARKET

A. The Company's common shares are listed for trading on the TSX Venture Exchange ("TSXV") and the Frankfurt Stock Exchange ("FSE") and XETRA (Electronic Dealing System). The TSXV and FSE constitute the primary trading markets for the Company's common shares.

B. The Company's common shares were initially listed on the Vancouver Stock Exchange (the "VSE") through November 28, 1999. Effective November 29, 1999, the VSE and the Alberta Stock Exchange merged and began operations as the Canadian Venture Exchange (the "CDNX"). The Company's common shares were then listed on the CDNX until 2001, at which time, the CDNX was acquired by the TSX Group and renamed the TSX Venture Exchange. The Company's shares have since been listed on the TSXV. Additionally, the Company's common shares have been listed on FSE since February 16, 2005.

         The Company has maintained a listing of its common shares on the TSXV and FSE for at least the 12 months preceding the filing of this Form 15-F.

C. For the 12-month period beginning on January 1, 2007 and ending on December 31, 2007, the average daily trading volume (the "ADTV") of the Company's common shares on the TSXV and the FSE represented 95.5% of the Company's ADTV on a worldwide basis.

ITEM 4.  COMPARATIVE TRADING VOLUME DATA

A. The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is January 1, 2007 to December 31, 2007 (the "Trading Period").

B. During the Trading Period, the ADTV of the Company's common shares in the United States and worldwide was 14,171 shares and 298,923 shares, respectively.

C. During the Trading Period, the ADTV of the Company's common shares in the United States represented 4.5% of the ADTV of the Company's common shares worldwide.

D.       Not applicable.

E.       Not applicable.

F. The source of the trading volume data used in this Form 15F to calculate the ADTV percentages and share volumes for the TSXV and OTCBB was http://www.stockwatch.com. The source of the trading volume data



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         used in this  Form 15F to  calculate  the ADTV  percentages  and  share volumes for the FSE was: http://de.finance.yahoo.com/q/hp?s=HRL.F&b=1&a =00&c=2007&e=1&d=00&f=2008&g=d. The Company chose these sources for
         calculating  ADTV  based  on  the  relative   availability  of  trading
         information for the TSXV, OTCBB and the FSE, which in turn was based on geographic location.

ITEM 5.  ALTERNATIVE RECORD HOLDER INFORMATION

Not applicable.

ITEM 6.  DEBT SECURITIES

Not applicable.

ITEM 7.  NOTICE REQUIREMENT

A. On February 5, 2008 the Company published the notice required by Rule 12h-6(h) disclosing the Company's intent to terminate its duty to file reports under the Exchange Act.

B. The Company issued the notice required by Rule 12h-6(h) in the form of a press release in the United States, disseminated by Marketwire, Incorporated. A copy of this press release is attached as Exhibit 10.1 to this Form 15F.

ITEM 8.  PRIOR FORM 15 FILERS

Not applicable.


                                     PART II

ITEM 9.  RULE 12G3-2(B) EXEMPTION

The Company will post all information required under Rule 12g3-2(b)(1)(iii) on its web site at: www.halores.com.


                                    PART III

ITEM 10.  EXHIBITS

10.1 Press Release dated February 5, 2008 disclosing the Company's intent to terminate its duty to file reports under the Exchange Act.

ITEM 11.   UNDERTAKINGS

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Exchange Act Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.



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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 Halo Resources Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Halo Resources Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

                                        HALO RESOURCES LTD.



Dated:  February 5, 2008                /s/ Lynda Bloom
                                        -----------------------------------
                                        President, Chief Executive Officer,
                                        and Director






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